CUSIP No. 35804E 103

Page 1 of 6 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Fresh Harvest Products, Inc.
(Name of Issuer)

Common Stock

$0.0001 Par Value

 (Title of Class of Securities)

35804E 103
(CUSIP Number)

Jay Odintz

Fresh Harvest Products, Inc.

280 Madison Avenue, Suite 1005

New York, New York 10016

Copy to:

Clayton E. Parker, Esq.

K&L Gates LLP

200 South Biscayne Boulevard, Suite 3900

Miami, Florida 33131

(305) 539-3300

_________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 4, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page)

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SCHEDULE 13D

1	NAME OF REPORTING PERSON
Jay Odintz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
11,100,000 shares of common stock(1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
11,100,000 shares of common stock(1)
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,100,000 shares of common stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.26% of common stock(2)
14	TYPE OF REPORTING PERSON
IN

(1) On February 23, 2011, Fresh Harvest Products, Inc. (the “Issuer”) filed a Certificate of Designations of Series A Convertible Preferred Stock (the “Certificate of Designations”) with the Secretary of State of the State of New Jersey.  The Certificate of Designations, subject to the requirements of New Jersey law,  states the designation, number of shares, powers, preferences, rights, qualifications, limitations and restrictions of the Issuer’s Series A Convertible Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”).  The Issuer intends to seek shareholder ratification of the Certificate of Designations.  The Certificate of Designations, among other things, provides that each share of Series A Preferred Stock is generally convertible (subject to an increase in the number of shares of the Issuer’s authorized common stock (the

CUSIP No. 35804E 103

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“Conversion Amendment ”)) into 100 shares of the Issuer’s common stock (the “Conversion Rate”).  Subject to the prior increase in the number of the Issuer’s authorized shares of common stock, each share of Series A Preferred Stock will automatically be converted into shares of common stock at the then effective Conversion Rate for such share immediately upon the election of the Issuer.  The Certificate of Designations further provides that on any matter presented to the stockholders of the Issuer for their action or consideration at any meeting of stockholders of the Issuer (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series A Preferred Stock would be entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.  For purposes of the foregoing sentence, the Conversion Amendment shall be deemed to be in full force and all shares of Series A Preferred Stock would be considered to be fully convertible into shares of common stock without restriction.  Except as provided by law or by the other provisions of the Issuer’s Certificate of Incorporation, holders of Series A Preferred Stock vote together with the holders of common stock as a single class.

Includes 1,100,000 shares of common stock and assumes the conversion of 100,000 shares of Series A Preferred Stock held by Jay Odintz (the “Reporting Person”) into 10,000,000 shares of common stock.

(2) Applicable percentage of ownership is based on 200,000,000 shares of common stock outstanding as of July 1, 2011 together with securities exercisable or convertible into shares of common stock within 60 days of July 1, 2011 held by the Reporting Person. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to securities exercisable or convertible into shares of common stock that are currently exercisable or exercisable within 60 days of July 1, 2011 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.  For purposes of this calculation, the Reporting Person has assumed that all outstanding shares of Series A Preferred Stock will be convertible into shares of the Issuer’s common stock within 60 days of July 1, 2011.

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Item 1.

Security And Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Fresh Harvest Products, Inc. (the “Issuer”).  The principal executive office of the Issuer is located at 280 Madison Avenue, Suite 1005, New York, New York 10016.

Item 2.

Identity And Background

(a)	This Schedule 13D is being filed by Jay Odintz (the “Reporting Person”).

(b)	The business address of the Reporting Person is 280 Madison Avenue, Suite 1005, New York, New York 10016.

(c)	The Reporting Person is a partner in the CPA firm of Arthur Friedman, CPA. The address of such firm is 280 Madison Avenue, Suite 1005, New York, New York 10016.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States of America

Item 3.

Source And Amount Of Funds Or Other Consideration

On March 4, 2011, the Issuer issued 100,000 shares of Series A Preferred Stock to the Reporting Person as a fee for his service on the Issuer’s Board of Directors.

Item 4.  Purpose Of Transaction

See Item 3 with respect to the consideration for the issuance of the Series A Preferred Stock.    The Issuer has filed a preliminary proxy statement with the Securities and Exchange Commission and Proposal No. 1 of such preliminary proxy statement is to approve an increase in the number of authorized shares of the Issuer’s common stock from 200,000,000 shares to 2,000,000,000 shares and to authorize the filing of an amendment to the Issuer’s Certificate of Incorporation with respect to such change.

Item 5.  Interest In Securities Of The Issuer

(a)-(b)  On February 23, 2011, the Issuer filed a Certificate of Designations of Series A Convertible Preferred Stock (the “Certificate of Designations”) with the Secretary of State of the State of New Jersey.  The Certificate of Designations, subject to the requirements of New Jersey law, states the designation, number of shares, powers, preferences, rights, qualifications, limitations and restrictions of the Issuer’s Series A Convertible Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”).  The Issuer intends to seek shareholder ratification of the Certificate of Designations.  The Certificate of Designations, among other things, provides that each share of Series A Preferred Stock is generally convertible (subject to an increase in the number of shares of the Issuer’s authorized common stock (the “Conversion Amendment ”)) into 100 shares of the Issuer’s common stock (the “Conversion Rate”).  Subject to the prior increase in the number of the Issuer’s authorized shares of common stock, each share of Series A Preferred Stock will automatically be converted into shares of common stock at the then effective Conversion Rate for such share immediately upon the election of the Issuer.  The Certificate of Designations further provides that on any matter presented to the stockholders of the Issuer for their action or consideration at any meeting of stockholders of the Issuer (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series A Preferred Stock would be entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.  For purposes of the foregoing sentence, the Conversion Amendment shall be deemed to be in full force and all shares of Series A Preferred Stock would be considered to

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be fully convertible into shares of common stock without restriction.  Except as provided by law or by the other provisions of the Issuer’s Certificate of Incorporation, holders of Series A Preferred Stock vote together with the holders of common stock as a single class.

As of July 1, 2011, the Reporting Person holds 1,100,000 shares of common stock and 100,000 shares of Series A Preferred Stock (the Reporting Person has the sole power to vote and to dispose of such shares).  Assuming the conversion of 100,000 shares of Series A Preferred Stock held by the Reporting Person into 10,000,000 shares of common stock, as of July 1, 2011, the Reporting Person beneficially owns 5.26% of the Issuer’s common stock.  Such percentage ownership is based on 200,000,000 shares of common stock outstanding as of July 1, 2011 together with securities exercisable or convertible into shares of common stock within 60 days of July 1, 2011 held by the Reporting Person. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to securities exercisable or convertible into shares of common stock that are currently exercisable or exercisable within 60 days of July 1, 2011 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.  For purposes of this calculation, the reporting person has assumed that all outstanding shares of Series A Preferred Stock held by the Reporting Person will be convertible into shares of the Company’s common stock within 60 days of July 1, 2011.

(c)

See Item 3.

(d)

Not applicable.

(e)

Not applicable.

Item 6.  Contract, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer

The Reporting Person is a member of the Board of Directors of the Issuer.

Item 7.  Material to be Filed as Exhibits

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2011

REPORTING PERSON:

Jay Odintz

 /s/ Jay Odintz